This filing is made pursuant

to Rule 424(b)(3) under
the Securities Act of
1933 in connection with
Registration No. 333-52484

Supplement to Prospectus dated June 30, 2001

Feb 6, 2000 - Vestin Mortgage, Inc., a subsidiary of Vestin Group Inc. and the manager of Vestin Fund II LLC (the “Company”) today announced that for the month of January 2002, the Company raised approximately $21,300,000.

As of Jan 31, 2002 the Company raised in excess of $148,700,000 and has 44 mortgage loans in its portfolio totaling approximately $139,800,000.

The average maturity of these loans was 12 months, with an average interest rate of 13.67 percent per annum. The Company will distribute to its 2,100 unit holders a weighted average interest rate yield of 13.18 percent for the month of January.